

August 2, 2010

Andrew F. Jacobs
Chief Executive Officer
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed March 17, 2010**
> **File No. 001-08896**

Dear Mr. Jacobs:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant